UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On November 6, 2024, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months ended September 30, 2024. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. THIRD QUARTER 2024 FINANCIAL RESULTS

Third Quarter 2024 Highlights

•	For the third quarter of 2024, the Company had revenue of €34.7 million, gross margin of 23% and operating loss of €33.7 million.

•	The Company sold approximately 169 DC units and 38,600 AC units in the quarter.

•	Labor costs and other operating expenses were €31.9 million, and capital expenses were €1.7 million.

•	As of September 30, 2024, the Company had inventory of €76.5 million.

•	As of September 30, 2024, the Company had approximately €70.5 million of cash, cash equivalents and financial investments and approximately €84 million of long-term debt.

•	AC and DC chargers sales and software, services and other services and products represented approximately 68% and 13% and 19% of our global consolidated revenue, respectively.

•	During the three months ended September 30, 2024, revenues by geography and as a percentage of total revenues were as follows:

•	Europe – €22.9 million / 66%

•	North America – €9.7 million / 28%

•	Asia Pacific – €1.2 million / 4%

•	Latin America – €0.8 million / 2%

Definitions and Basis of Presentation

•	Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

•	Long-term debt includes assumed debt from recent acquisitions and other additional facilities.

•

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of goodwill, and amortization and depreciation.

BOARD AND COMMITTEE COMPOSITION

On November 5, 2024, Carl Anders Wilhelm Pettersson tendered his resignation as a chairman and non-executive director of the Board of Directors (the “Board”) of the Company and the Board’s Compensation Committee, in each case, effective as of 8 a.m., Central European Time, November 6, 2024. Mr. Pettersson’s resignation is for personal reasons and there are no disagreements between Mr. Pettersson and the Company. His departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

Effective on November 6, 2024, upon recommendation of the Board’s Nominating and Corporate Governance Committee, the Board:

(a) resolved not to replace the resigned non-executive directors of the Board and therefore, in accordance with the Company’s articles of association, the remaining non-executive directors of the Company shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of the vacant position as non-executive director;

(b) appointed the current non-executive director Beatriz González Ordóñez as a chairman of the Board; and

(c) appointed the current non-executive director Jordi Lainz Gavalda as a member of the Compensation Committee.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the headings “Wallbox N.V. Third Quarter 2024 Financial Results” and “Board and Committee Composition” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated November 6, 2024

99.2	Wallbox N.V. Presentation, dated November 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: November 6, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer